EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the common stock, $0.001 par value per share, of InMedica Development Corporation.

Each of the undersigned parties agree that each is responsible for the timely filing the Schedule 13D (including any amendment thereto), and for the completeness and accuracy of the information concerning such party contained therein, but neither one of them is responsible for the completeness or accuracy of the information concerning the other parties making the filing unless such party knows or has reason to believe that such information is inaccurate.

Dated:  January 21, 2010

LAW INVESTMENTS CR, S.A., a Costa Rica corporation
/s/ Ronald Conquest

By:	Ronald Conquest
President

/s/ Ronald Conquest

Ronald Conquest, Individually